UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-15023

A.	Full title of the plan and the address of the plan, if different from that of the user named below:

THE YANKEE CANDLE COMPANY, INC.
401(k) AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE YANKEE CANDLE COMPANY, INC.

(Exact name of registrant as specified in its charter)

16 Yankee Candle Way, South Deerfield, Massachusetts (Address of principal executive offices)	01373 (Zip Code)

Registrant’s telephone number, including area code: (413) 665-8306

THE YANKEE CANDLE COMPANY, INC. 401(K) AND PROFIT SHARING PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Yankee Candle Company, Inc. 401(k) and Profit Sharing Plan
South Deerfield, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The Yankee Candle Company, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 13, 2005

THE YANKEE CANDLE COMPANY, INC. 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments	$27,872,288	$21,510,830

Contributions receivable:
Employer contributions	1,345,679	1,315,406
Participant contributions	77,317	—

Total contributions receivable	1,422,996	1,315,406

NET ASSETS AVAILABLE FOR BENEFITS	$29,295,284	$22,826,236

See notes to financial statements.

THE YANKEE CANDLE COMPANY, INC. 401(k) AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Contributions:
Participant contributions	3,784,985
Employer contributions	1,354,896
Rollovers	148,332

Total contributions	5,288,213

Investment income:
Net appreciation in fair value of investments	1,966,252
Interest and dividends	585,960

Net investment income	2,552,212

DEDUCTIONS:
Benefits paid to participants	(1,342,558)
Administrative expenses	(28,819)

Total deductions	(1,371,377)

INCREASE IN NET ASSETS
6,469,048
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,826,236

End of year	$29,295,284

See notes to financial statements.

THE YANKEE CANDLE COMPANY, INC. 401(K) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004 AND 2003, AND FOR THE
YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of The Yankee Candle Company, Inc. 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Yankee Candle Company, Inc. or Yankee Candle Restaurant Corp. (collectively referred to as the “Company”) over the age of twenty-one. Participants are eligible to make deferral contributions and participate in employer matching contributions upon attaining six months of service with the Company. Upon attaining eleven months of service with the Company, participants are eligible to participate in the profit sharing contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 60 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company may make discretionary matching contributions in an amount to be determined annually by the Company’s Board of Directors (the “Board”). The Company may also make annual discretionary profit sharing contributions in an amount to be determined at year end. During the year ended December 31, 2004 the Board approved the methodology for calculating the matching contribution in the amount of $995,679. A profit sharing contribution was also approved during the year ended December 31, 2004 in the amount of $350,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Also during 2004, the Company made a matching contribution in the amount of $30,568 as a “self-correction” for operational issues that occurred in 2001 through 2003. The corrections were made in compliance with IRS Revenue Procedures and also included an additional contribution of interest in the amount of $7,958 that was allocated as interest across affected participants’ accounts proportional to their current investment elections.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company discretionary contributions into various investment options offered by the Plan. The Plan offers several mutual funds, Company stock, and a common collective trust as investment options for participants. Participants are limited to allocating 25% of their individual contributions to Company stock.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited, nonvested accounts totaled $6,227 and $1,864, respectively, which will be used to reduce future Company contributions or to cover future administrative expenses. During the year ended December 31, 2004, corrective contributions and administrative expenses were reduced by $21,000 and $12,000, respectively, from the Forfeiture Account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in common stock. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

The fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the trustees based on the underlying publicly traded assets of the portfolio. These investments aggregated to $1,906,754 or 6.51 % of the Plan assets at December 31, 2004 and $1,435,788 or 6.29 % of the Plan assets at December 31, 2003. There was no investment gain (loss) related to these assets in either period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Plan or the Company as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $14,237 and $17,924 at December 31, 2004 and 2003, respectively.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
Fidelity Puritan Fund	$3,368,026	$2,742,242
Fidelity Magellan Fund	5,528,782	4,746,232
Fidelity Contrafund Equity	5,416,273	4,435,692
Fidelity Government Income Fund	1,543,482	1,305,018
Fidelity Equity Income II Fund	1,528,550	1,209,679
Fidelity Aggressive Growth Fund	2,671,455	2,111,214
Fidelity Managed Income Portfolio	1,906,754	1,435,787

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Yankee Candle Common Stock	$168,629
Fidelity Puritan Fund	82,420
Fidelity Magellan Fund	316,621
Fidelity Contrafund	693,950
Fidelity Growth & Income Fund	45,171
Fidelity Value Fund	16,520
Fidelity Government Income Fund	2,071
Fidelity Blue Chip Growth Fund	7,829
Fidelity Low Priced Stock Fund	122,903
Fidelity Equity Income II Fund	75,774
Fidelity Aggressive Growth Fund	255,408
Fidelity Diversified International Fund	98,699
Fidelity Freedom Income Fund	603
Fidelity Freedom Fund 2000	1,535
Fidelity Freedom Fund 2010	5,495
Fidelity Freedom Fund 2020	16,417
Fidelity Freedom Fund 2030	28,743
Fidelity Freedom Fund 2040	25,660
Fidelity Freedom Fund 2005	19
Fidelity Freedom Fund 2015	868
Fidelity Freedom Fund 2025	309
Fidelity Freedom Fund 2035	608

Net appreciation of investments	$1,966,252

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trusts managed by Fidelity Management Trust Company (“Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 30,244 and 23,879 shares, respectively, of common stock of the Company, the sponsoring employer, with fair values of $1,003,493 and $652,607, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Fidelity. Fidelity received an opinion letter from the Internal Revenue Service (“IRS”), dated December 5, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself also received a determination letter from the IRS dated August 9, 2004. Therefore, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE YANKEE CANDLE COMPANY, INC. 401(k) AND PROFIT SHARING PLAN
/s/ Bruce H. Besanko
Date: June 14, 2005	By: Bruce H. Besanko
Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer) The Yankee Candle Company, Inc.

THE YANKEE CANDLE COMPANY, INC. 401(k) AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value
*	Fidelity Management Trust Company	Yankee Candle Common Stock	**	$1,003,493
		Puritan Fund	**	3,368,026
		Magellan Fund	**	5,528,782
		Contrafund	**	5,416,273
		Growth & Income Fund	**	721,915
		Value Fund	**	205,636
		Government Income Fund	**	1,543,482
		Blue Chip Fund	**	155,101
		Low Price Stock Fund	**	1,019,224
		Equity Income Fund II	**	1,528,550
		Aggressive Growth Fund	**	2,671,455
		Diversified International Fund	**	686,441
		Freedom Income Fund	**	43,763
		Freedom Fund 2000	**	88,476
		Freedom Fund 2010	**	146,266
		Freedom Fund 2020	**	302,845
		Freedom Fund 2030	**	408,819
		Freedom Fund 2040	**	346,683
		Freedom Fund 2005	**	2,006
		Freedom Fund 2015	**	13,714
		Freedom Fund 2025	**	7,133
		Freedom Fund 2035	**	12,700
		Managed Income Portfolio	**	1,906,754

*	Participants	Participant loans with interest rate ranging from 4.25% to 9.50% maturing at various dates through 2013.	**	744,751

				$27,872,288

*	: Party-in-interest”.

**	: Cost information is not required for participant-directed investments and, therefore, is not included.